IM Cannabis Releases Message from CEO and Recent Milestones

Toronto and Glil Yam, Israel, January 6, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering and innovation focused medical cannabis companies with operations in Israel and across Europe, is pleased to release a message from its Chief Executive Officer, Oren Shuster.

Message from CEO

2019 was a pivotal year for IM Cannabis Corp. We are very proud to have accomplished many milestones and are more confident than ever in our long-term ambitions.

From a leading brand and operator in the Israeli market, we became a true European player accomplishing our goal of being one of the very few cannabis companies to establish a complete supply chain in Europe in 2019!

We began executing our European growth strategy with the acquisition of Adjupharm GmbH, our fully licensed and EU-GMP certified distribution subsidiary in Germany. This acquisition added a strong and experienced team of pharma, quality and distribution professionals to our cherished human resources, and gives IM Cannabis Corp. the ability to import, export and distribute medical cannabis through Europe's largest medical cannabis market. Our European footprint now also includes IMC Portugal and Greece, through a collaboration with local partners.

In Israel, we embraced a complex governmental reform and were amongst the first to have our branded products on pharmacy shelves throughout the country. Our plans of growth in the Israeli market have been complemented by the expansion of the facilities of Focus Medical, the licensed entity which has exclusive commercial agreements with IMC, to increase its production capacity in Israel.

We increased our focus on innovation by collaborating with major academic institutions and sourcing unique technologies to comprise a pipeline of innovative medical products into the future.

We were humbled and honoured by the support of our investors and shareholders, raising over C$20 million in capital this year despite challenging capital markets. In November, we achieved our goal of becoming the first Israeli cannabis operator to be listed on the Canadian Securities Exchange (CSE:IMCC).

I'm grateful to our dedicated team at IM Cannabis Corp. and our valued shareholders for your commitment during this breakthrough year. Your support will enable us to continue as a leading medical cannabis brand in Israel and Europe in 2020 and beyond.

Wishing you and your loved ones a happy New Year filled with health and happiness.

Sincerely, Oren Shuster

Europe

In January 2019, IMC Holdings Ltd., an Israeli subsidiary of IM Cannabis Corp., founded International Medical Cannabis Portugal, Unipessoal, Lda., to develop a cultivation centre in Portugal to further serve the European market. The Portuguese entity is in the process of obtaining licenses to carry out these activities.

Also in January 2019, IMC signed an LOI to form a joint venture with a Greek partner to construct and operate a medical cannabis production facility in Greece and is in the final stages of negotiating a definitive agreement.

In March 2019, IMC acquired Adjupharm GmbH, a fully licensed medical cannabis distributor and EU-GMP certified facility. This distribution platform constitutes a cornerstone in IMC's European strategy.

Adjupharm has begun preparation for implementation of IMC's European strategy in 2020, ramping up its logistics and storage infrastructure, and is in the process of completing all necessary preparations ahead of import of supply from Spain that the Company expects will commence in Q2 2020. This includes the application for registration of IMC strains, products and packaging including all aspects of import and irradiation.

In May 2019, IMC signed a long-term supply agreement with a strategic partner in Spain. The Company anticipates that products will be available for sale in Europe by Q2 2020.

Israel

In 2019, strategic agreements were entered with Israeli pharmacies and distributors for the sale of IMC brands under the new regulatory regime. In September 2019, Focus Medical Herbs Ltd. ("Focus Medical"), a strategic partner of IMC, signed distribution agreements with Novolog - the largest pharmaceutical logistics group in Israel - to distribute IMC branded products to all licensed pharmacies in Israel (currently 64 pharmacies are licensed to dispense cannabis). IMC branded products are distributed to pharmacy chains, including Superpharm, Israel's largest drug-store chain, as well as private pharmacies.

Focus Medical's GAP certification was extended enabling IMC's branded products to be available for sale in pharmacies.

In Q3 2019, Focus Medical's production facility in Sde Avraham began construction on an expansion of the facility's annual production capacity. Focus Medical expects that the expanded section of the facility will begin production in February 2020.

Innovation

IMC has entered into joint venture agreements in final stages of negotiation for the development of novel medical cannabis products, medical devices and technologies.

Capital Markets

IMC successfully completed a raise of C$20.4 million in September 2019 which will fund the Company's growth strategy including European and Israeli expansion, as well as its innovation pipeline.

On November 5, 2019 IMC was listed on the Canadian Securities Exchange! We became the first Israeli operator to be listed in Canada.

Expansion of Global Leadership Team

IMC has expanded its global senior leadership team with several strategic hires including:

Richard Balla - CEO of Adjupharm, GmbH

Shai Shemesh - CFO of IM Cannabis Corp.

Yaron Berger - Israeli Operation CEO of IMC Holdings Ltd., an Israeli subsidiary of IM Cannabis Corp.

Anna Tarranko - Marketing Manager of Adjupharm GmbH

Franchesco Bisceglia - Business Development Manager of Adjupharm GmbH

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the Company's strategic plans, Israeli and European operations and expansion plans, its strategic relationship with Focus Medical Herbs Ltd., and joint ventures with European partners. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca